

May 5, 2015

<u>Via E-mail</u>
Mr. Kory Glen
Chief Financial Officer
Essex Rental Corp.
1110 Lake Cook Road, Suite 220
Buffalo Grove, Illinois 60089

> **Re: Essex Rental Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2015**
> **File No. 001-34601**

Dear Mr. Glen:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.　　Please advise us how the company's filing of a definitive proxy statement on April 30, 2015 was consistent with Exchange Act Rule 14a-6 and Interpretation I.G.2. of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001) available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm given the filing of the preliminary proxy statement by Casey Capital, LLC et al. on April 24, 2015 soliciting proxies in support of three nominees for the board of directors of the company. In responding to this comment, please address the following:

- In a letter from the company to Kevin Casey, dated April 14, 2015, attached as Exhibit 99.1 to the company's Form 8-K filed on April 14, 2015, the company indicated that Section 3.3 of the company's By Laws limits the right to make nominations to stockholders of the company entitled to vote for the election of directors at the relevant meeting. The proxy statement filed on April 30, 2015 indicates that stockholders of record at the close of business on April 20, 2015 are entitled to vote at the 2015 annual meeting. It is our understanding that Continental Stock Transfer and Trust, the company's transfer agent, has confirmed in writing that Mr. Casey was a stockholder of record on April 20.

- In a letter from the company to Lee. D. Keddie dated April 15, 2015, the company rejected Mr. Keddie's nominations on the basis that he is "not listed as a stockholder on the company's stock ledger maintained by [the company's] transfer agent." It is our understanding that Continental Stock Transfer and Trust has confirmed in writing that Mr. Keddie was an account holder of record of shares of the company as of March 25, 2015 through and including May 1, 2015.

2. Please revise the proxy statement to note the requests by Messrs. Casey and Keddie to nominate directors to the Board, the company's rejection of such requests and the basis for such rejections.

3. Disclosure indicates that the size of the board of directors is being reduced temporarily and the other vacancy resulting from the departure of Messrs. Blumenthal and Nestor will be filled once the Corporate Governance/Nominating Committee has identified an additional viable candidate. Please advise whether and when the company engaged in similar search efforts to find an additional nominee to succeed the second departing director and when the company anticipates identifying such individual. Please revise to highlight that as a result of the temporary reduction in the size of the board from six to five members, shareholders will not be able to vote for a director to fill the other vacancy.

4. Please supplement your disclosure with a succinct summary of any material communications the participants have had with Mr. Casey or Mr. Keddie leading up to the current solicitation.

Proposal 1- Election of Directors, page 3

5. Please state which one or more of the following categories of persons or entities recommended Mr. Ryan as a nominee: Security holder, non-management director, chief executive officer, other executive officer, third-party search firm, or other specified source. See Item 7(d) of Schedule 14A and Item 407(c)(2)(vii) of Regulation S-K.

Certain Relationships and Related Transactions, page 13

6. Disclosure in the Form 10-K for fiscal year ended December 31, 2014 indicates that on December 31, 2013, unsecured promissory notes were amended and restated to extend the maturity date, and beginning on January 1, 2014, interest accrues on the outstanding promissory notes at a per annum rate of 18.00% . With a view toward revised disclosure consistent with Item 404(a) of Regulation S-K, please advise us of whether any of the holders of these unsecured promissory notes is a related person as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K. In that regard, we note that disclosure in

the Form 10-K for fiscal year ended December 31, 2010 indicates that in November 2010 the holders of these unsecured promissory notes were related parties because they owned a significant amount of common stock of the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Perry Hindin, Special Counsel, at (202) 551-3444 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Todd J. Emmerman, Esq.
        Brown Rudnick LLP